BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

(Dollars in thousands)

	Preferred stock	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, beginning of year	$ 1	33	358,504	(67,796)	(743)	289,999
Capital Contribution	—	—	53,000	—	—	53,000
Net income	—	—	—	31,946	—	31,946
Other comprehensive income	—	—	—	—	743	743
Balance, end of year	$ 1	33	411,504	(35,850)	—	375,688

See accompanying notes to financial statements.